(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.
Full Name of Registrant

N. A.
Former Name if Applicable

15455 Dallas Parkway, Suite 1100
Address of Principal Executive Office (Street and Number)

Addison, Texas, 75001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Dresser, Inc. (the “Company”) has determined to restate its financial statements for fiscal years 2003 and 2002 and for each of the fiscal quarters in such years as well as the first three fiscal quarters of 2004. Since the restatement of such periods, the audit of the financial statements for fiscal year 2004, and the preparation and review of the Company’s quarterly reports on Form 10-Q for the first and second quarters of 2005 are not yet completed, the Company is not able to file its quarterly report on Form 10-Q for the quarter ended June 30, 2005 (the “Form 10-Q”) within the prescribed time period.

The pending restatement results in part from the Company’s review of previously reported 2003 fourth quarter adjustments in the amount of $10.0 million. The adjustments consisted primarily of non-cash charges, the majority of which related to excess and obsolete inventory write-offs and the initial recognition of certain foreign pension liabilities from prior years. The Company separately reported a $2.4 million decrease to income tax expense in the fourth quarter of 2003 related to deferred tax adjustments arising from the Company’s 2001 recapitalization transaction. The Company will also restate its financial statements to correct certain errors related to the Company’s historical accounting for LIFO inventories, foreign currency exchange gains and losses on intercompany loans, the capitalization of inventory costs, the recognition of losses related to the write-off of deferred financing fees associated with the refinancing of term loans, and other items discovered during the course of preparing its 2004 financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Kanuk	972	361-9868
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No The 2004 Annual Report on Form 10-K and the 2005 first quarter report on Form 10-Q have also been delayed pending completion of the Company’s 2004 financial statements.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

To date, the Company has determined that it should reduce the previously disclosed 2003 fourth quarter adjustments by $5.0 million. The Company also has properly recorded the deferred tax adjustment originally reported in the fourth quarter of 2003 as an adjustment to deferred taxes as of the April 10, 2001 recapitalization transaction.

During the course of preparing the 2004 financial statements, the Company determined that adjustments were necessary to properly state its historical financial statements through September 30, 2004. For example, the effect of the correction of the Company’s accounting for LIFO inventories is a decrease in net inventories of $6.1 million. The cumulative adjustment from foreign currency exchange gains and losses was income of approximately $6.7 million. The Company’s recognition of losses related to the write-off of deferred financing fees resulted in a cumulative adjustment of approximately $8.8 million of income. Additional errors have been identified and corrected because the financial statements for the period in which the errors occurred are being restated.

The foregoing items have not been audited and remain subject to change.

Dresser, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2005	By	/S/ JAMES A. NATTIER
James A. Nattier Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).